UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NII Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

62913F201

(CUSIP Number)

August 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Page 1 of 9)

CUSIP No. 62913F201

1.	Name of Reporting Person: Sprint Nextel Corporation		I.R.S. Identification No. of Above Person (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Kansas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 12,356,064

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 12,356,064

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,356,064

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.4%

12.	Type of Reporting Person: CO

(Page 2 of 9)

CUSIP No. 62913F201

1.	Name of Reporting Person: Nextel Communications, Inc.		I.R.S. Identification No. of Above Person (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 12,356,064

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 12,356,064

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,356,064

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.4%

12.	Type of Reporting Person: CO

(Page 3 of 9)

CUSIP No. 62913F201

1.	Name of Reporting Person: Unrestricted Subsidiary Funding Company		I.R.S. Identification No. of Above Person (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 8,165,553

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 8,165,553

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,165,553

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.8%

12.	Type of Reporting Person: CO

(Page 4 of 9)

Item 1(a)	Name of Issuer:
NII Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
10700 Parkridge Boulevard, Suite 600
Reston, Virginia 20191

Item 2(a)	Name of Person Filing:
Sprint Nextel Corporation (“Sprint Nextel”)
Nextel Communications, Inc. (“Nextel”)
Unrestricted Subsidiary Funding Company (“USFCo”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:
2001 Edmund Halley Drive
Reston, Virginia 20191

Item 2(c)	Citizenship:
Sprint Nextel is a Kansas corporation;
Nextel and USFCo are Delaware corporations

Item 2(d)	Title of Class of Securities:
Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:
62913F201

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4	Ownership:
USFCo: USFCo beneficially owns 8,165,553 shares, or approximately 10.8% of the shares outstanding as of August 1, 2005. USFCo has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 8,165,553 shares beneficially owned by USFCo. USFCo does not have the sole power to vote or direct the vote of, or sole power to dispose or direct the disposition of, any shares.

Nextel: Nextel, as the sole stockholder of USFCo, may be deemed to be the beneficial owner of all of the shares owned by USFCo, which constitute 8,165,553 shares, as well as the 4,190,511 shares directly owned by Nextel. As a result, Nextel may be deemed to be the beneficial owner of all of the foregoing shares, constituting an aggregate of 12,356,064 shares, or approximately 16.4% of the shares outstanding as of August 1, 2005. Nextel has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 12,356,064 shares beneficially owned by Nextel. Nextel does not have the sole power to vote or direct the vote of, or sole power to dispose or direct the disposition of, any shares.

(Page 5 of 9)

Sprint Nextel: Sprint Nextel, as the ultimate parent entity of Nextel and USFCo, may be deemed to be the beneficial owner of the aggregate of 12,356,064 shares, or approximately 16.4% of the shares outstanding as of August 1, 2005. Sprint Nextel has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 12,356,064 shares beneficially owned by Sprint Nextel. Sprint Nextel does not have the sole power to vote or direct the vote of, or sole power to dispose or direct the disposition of, any shares.

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
See Exhibit 1.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 6 of 9)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 22, 2005

SPRINT NEXTEL CORPORATION
By:	/s/ GARY D. BEGEMAN
Gary D. Begeman
Vice President

NEXTEL COMMUNICATIONS, INC.
By:	/s/ GARY D. BEGEMAN
Gary D. Begeman
Vice President

UNRESTRICTED SUBSIDIARY FUNDING COMPANY
By:	/s/ GARY D. BEGEMAN
Gary D. Begeman
Vice President

(Page 7 of 9)

EXHIBIT 1
IDENTIFICATION OF MEMBERS OF THE GROUP
     Sprint Nextel Corporation, Nextel Communications, Inc., a wholly owned subsidiary of Sprint Nextel Corporation, and Unrestricted Subsidiary Funding Company, a wholly owned subsidiary of Nextel Communications, Inc., are filing this statement on Schedule 13G as a group.

(Page 8 of 9)

EXHIBIT 2
AGREEMENT OF
SPRINT NEXTEL CORPORATION,
NEXTEL COMMUNICATIONS, INC.
AND
UNRESTRICTED SUBSIDIARY FUNDING COMPANY
PURSUANT TO RULE 13d-1(k)
     The undersigned hereby agree that the Schedule 13G to which this Agreement is annexed as Exhibit 2 is filed on behalf of each of them with respect to the Common Stock referenced by the Schedule 13G in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of the 22nd day of August 2005.

SPRINT NEXTEL CORPORATION
By:	/s/ GARY D. BEGEMAN
Gary D. Begeman
Vice President

NEXTEL COMMUNICATIONS, INC.
By:	/s/ GARY D. BEGEMAN
Gary D. Begeman
Vice President

UNRESTRICTED SUBSIDIARY FUNDING COMPANY
By:	/s/ GARY D. BEGEMAN
Gary D. Begeman
Vice President

(Page 9 of 9)